Exhibit 99.5

An Italian Leader with European scale “Together, is better” 2007-2009 Business Plan 16th April 2007

Disclaimer Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements. This presentation contains certain forward looking statements and forecasts reflecting management’s current views with respect to certain future events. The Intesa Sanpaolo Group’s ability to achieve its projected results is dependant on many factors which are outside of management’s control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements: the Group’s ability to successfully integrate the employees, products, services and systems of the merger of Intesa S.p.A. and Sanpaolo IMI S.p.A. as well as other recent mergers and acquisitions; the impact of regulatory decisions and changes in the regulatory environment; the impact of political and economic developments in Italy and other countries in which the Group operates; the impact of fluctuations in currency exchange and interest rates; the Group’s ability to achieve the expected return on the investments and capital expenditures it has made it Italy and in foreign countries. The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the Group will achieve its projected results.

Intesa Sanpaolo today One of the leading Banking Groups in Europe Unique customer reach in Italy High penetration of local markets in Italy, particularly in the wealthiest areas Undisputed leadership in Italy in all main areas of business Significant presence in Central-Eastern Europe, CIS(1) and Southern Mediterranean countries The 2006 results of the new Group represent a solid starting point for the 2007-2009 Business Plan (1) CIS = Commonwealth of Independent States

Agenda First phase of integration completed with total success 1 2007-2009 Business Plan envisages objectives for strong value creation 2 Significant benefits for all stakeholders 7 3 Sustainable growth in all areas of business 4 Costs and investments aimed at growth and efficiency 5 Optimisation of risks, shareholdings and real estate portfolio Further strategic options (not included in the Business Plan) 6

All merger deadlines met Merger key dates 26th August 2006 12th October 2006 1st December 2006 20th December 2006 1st January 2007 Approval of the Merger Project guidelines BoDs Approval of the Merger Project BoDs Approval of the Merger Project EGMs Approval of the Antitrust Authority Merger effective 13.820 Main results achieved 1st December 2006 2nd January 2007 30th January 2007 16th January 2007 1st February 2007 Agreement reached with the Unions on management of personnel reduction Integration of the main planning and control systems Alignment of commercial policies and organisational structures Definition of the geographical areas of the Banca dei Territori(1) Definition of organigram and responsibilities to 4th line Definition of Top Management organigram and responsibilities for BUs, Governance Areas and Departments Target IT system identified Launch of the first products of the New Group 3rd January 2007 20th February 2007 March 2007 Low execution risk thanks to proven experience in integration management and to compatible organisational structures Definition of all operating powers 3rd April 2007 25th October 2006 Approval of the Merger Project Bank of Italy (1) Domestic commercial banking

Chairman of the Supervisory Board Strong and unified management team Lean and simple organisational structure Business Units with clear customer relationship responsibility Strong coordination of planning and control through the Governance Areas Simple organisational structure with clearly defined responsibilities Planning, Capital Management and Synergy Control Control Risk Management Human Resources and Organisation ICT Systems Operations Real Estate and Procurement Security Administration and Tax Legal Affairs Loan Recovery Lending Decisions Lending Policies and Processes (2) Domestic commercial banking CEO C. Passera Administration B. Picca Resources F. Micheli (G.M.) Credit F. Venturini Value Creation C. Messina Chairman of the Management Board E. Salza G. Bazoli C. Passera (a.i.) Group’s Finance P. Luongo Corporate Affairs R. Dalla Riva Internal Auditing Banca dei Territori (2) P. Modiano (G.M. Deputy) Corporate & Investment Banking G. Miccichè International Subsidiary Banks G. Boccolini Public Finance (BIIS–Banca OPI) M. Ciaccia Eurizon Financial Group M. Greco V. Meloni External Relations P. Grandi General Secretariat S.B.(1) (1) S.B. = Supervisory Board

Main planning and control systems promptly integrated Management Information Systems Weekly management reports on the performance of the New Group which drill down to the individual territorial Area level already available Risk Control Tools Integrated control systems for all the main risk categories already available Credit Processes Immediate operational effectiveness guaranteed through the harmonisation of the main credit processes Key credit IT systems integrated Definition of the New Group credit policy (approval limits for area managers and credit management for shared customers) EXAMPLES Area Tableau de Bord Divisional Tableau de Bord Risk Tableau de Bord 2 Posizione di rischio del Gruppo Capitale Economico Diversificato - Business Unit Finanza di gruppo Dicembre 2006 Banche Estere Dicembre 2006 Public Finan . BIIS/OPI Dicembre 2006 Eurizon Fin. Group Dicembre 2006 Corporate e IB Dicembre 2006 Banche dei territori Dicembre 2006 Totale Gruppo Dicembre 2006 Centro di Governo Dicembre 2006 ( € Mln ) Capitale Eco ( € Mln ) • Rischi credito • Rischi finanziari BB - Rischio tasso - Rischio equity e cambio - Rischio immobiliare - Rischi Trading book • Rischi Operativi • Rischi Assicurativi • Business Risk 100 100 50 50 50 100 100 100 100 Rischi Operativi Rischi di credito Rischi Trading Book Rischi finanziari BB Rischi assicurativi Capitale Eco (%) Business Risk 100 100 50 50 50 100 100 100 100 100 100 50 50 50 100 100 100 100 100 100 50 50 50 100 100 100 100 100 100 50 50 50 100 100 100 100 100 100 50 50 50 100 100 100 100 100 100 50 50 50 100 100 100 100 100 100 50 50 50 100 100 100 100

ICT target system already identified and integration already started Level of coverage of the main existing products and services and capability of rapid support for future development Efficiency in the management of the platforms and the operational model Maximisation of cost synergies Maintenance of the highest service levels for both the IT and the operational model Minimisation of time, costs and operational risks related to the integration On 20th February the target ICT system was identified based on the former Sanpaolo IMI system integrated with areas of excellence from the former Banca Intesa system Selection criteria

Commercial structures and policies aligned and first Group initiatives launched Area management structures and “powers” for conditions defined Management of the shared Corporate(1) and SME(2) customers through the merger of the relationship (Corporate) or the definition of a “main” customer relationship manager (SMEs) initiated Common rules for performance valuation down to customer relationship managers defined Incentive schemes integrated Distribution model Innovation and rationalisation of the product offering First new Group products launched Retail (Zerotondo current account, Small Business pension funds,) SMEs (Business Class, Alternative Capital Market, TFR financing) First advertising campaigns realised Plan to integrate and enhance the product offering for Private clients initiated (1) Companies with turnover over €150m (2) Companies with turnover between €2.5m and €150m

An agreement with the Unions has been reached for a voluntary and incentivised retirement plan Over-staffing estimated at ~6,500, mainly driven by the reorganisation that will affect governance, back-office and ICT activities New hires are foreseen starting from 2008 ~€800m pre-tax non-recurring Integration charges related to personnel already accounted for in 2006 On 1st December 2006 an agreement with the Unions was reached to reduce personnel on a voluntary basis, through the mechanism of the solidarity allowance of the banking industry

1Q06 2Q06 3Q06 4Q06 1Q07 The Banca dei Territori has maintained a growing trend of new customers since the merger announcement The trend has further improved in 2007: ~+43,600 net new customers in the first three months The 2007 monthly average of net new customer flows is 4.7 times the level in 3Q06 The growth of net new customers is accelerating in the first three months since the merger Banca dei Territori(1) customer net flow (monthly average) Merger Announcement 13.820 ~+43,600 net new customers in Italy in the first three months (1) Domestic commercial banking 14,530 8,751 3,082 1,927 (481)

The integration process will end by 2008 By end 2007 Company mergers Banca Caboto and Banca IMI Banca Intesa Infrastrutture e Sviluppo and Banca OPI Product companies (e.g. Leasint/Intesa Leasing) Overlapping banks in CEE countries (Hungary, Albania, Bosnia, Serbia(1)) Treasury integration By end 2008 Completion of the migration to the new ICT system By June 2007 Integration of all the overlapping branches in the Corporate foreign network also from the IT point of view (1) Integration without company merger

Agenda First phase of integration completed with total success 1 2007-2009 Business Plan envisages objectives for strong value creation 2 Significant benefits for all stakeholders 7 3 Sustainable growth in all areas of business 4 Costs and investments aimed at growth and efficiency 5 Optimisation of risks, shareholdings and real estate portfolio Further strategic options (not included in the Business Plan) 6

Towards best in class benchmarks (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter, excluding non-recurring Integration charges accounted for in 2006 (2) Year-end Net income, excluding non-recurring Integration charges and the amortisation of the cost for the merger (~€400m depreciation in 2006 and ~€300m in 2009), in relation to year-end sum of Share capital, Share premium reserve, Reserves and Valuation reserves, excluding merger differences 2009 2006 pro-forma management accounts(1) 1,25 Adjusted ROE (2) Cost/Income Net income (€ bn) 15% 21% 52% 42% 4.4 7.0 €7.3bn excluding the amortisation of the cost for the merger

High "return" to shareholders: at least 52% in the next three years

	2006 pro-forma management accounts(1)	2009
EVA® (€ bn)	1.8	4.0
EPS(2) (€)	0.38	0.57
BV/S(3) (€)	2.67	2.88
"Ordinary dividends" (€ bn)	2.8(4)	4.5(5)
DPS (€)	0.22	0.35

52% return(6)

- More than €4.8bn Net income and share premium reserve to be distributed in May 2007
  - 38 euro cents to ordinary shares
  - 39.1 euro cents to saving shares
- "Ordinary dividends"
  - 2007: more than €2.8bn
  - 2008-2010: ~€11bn
- "Extraordinary dividends"
  - 2007: €2bn
  - 2008: €2bn
- Return to shareholders of capital in excess of 6.5% Core Tier 1 ratio(7) in 2009

2007-2010 dividends at least ~€18bn

Note: EVA®, EPS and BV/S calculated excluding the amortisation of the cost for the merger and merger differences
(1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter, excluding non-recurring Integration charges accounted for in 2006
(2) Based on a total number of shares, both ordinary and saving, of 12.8 billion
(3) Book value per share including retained Net income
(4) To be distributed in May 2007. "Ordinary dividends" = 22 euro cents to ordinary shares and 23.1 euro cents to saving shares equal to that distributed by Banca Intesa for 2006
(5) To be distributed in 2010
(6) 2009 vs 2006 shareholders' equity increase (including retained Net income) plus dividends to be paid in 2007 (extraordinary component only), 2008, 2009 and 2010 / 2006 shareholders' equity excluding ordinary dividends
(7) Basel 1

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Growth of Net income from €4.4bn to €7bn (€ bn) 2009 vs 2006 Net income growth contribution Δ Operating income Δ Provisions and Adjustments Δ Tax, Minorities and Other 2009 Net income 2006 pro-forma management accounts Net income(1) (1.4) (0.4) Δ Operating costs Figures may not add up exactly due to rounding differences (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter, excluding non-recurring Integration charges accounted for in 2006 2006-2009 CAGR +7.0% (0.4)% 16.2% €7.3bn excluding the amortisation of the cost for the merger Cost/Income down by more than 10p.p. +57% 7,0 7.0 0.1 4.2 4.4

Sustainable revenue growth 1,25 (€ m) Figures may not add up exactly due to rounding differences (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter 2009 2006 pro-forma management accounts(1) 2006-2009 CAGR Operating income Net interest income Net fee and commission income Other revenues and income from insurance business of which 18,453 22,636 7.0% 9,229 11,659 8.1% 6,546 7,984 6.8% 2,677 2,994 3.8% The revenue growth rate forecast in the Business Plan takes into account the impacts of the recent changes of the banking services legislation and the absence of non recurring income accounted for in 2006

The Italian banking market has high growth potential

Products	Indicators	Italy	Europe[1]	Δ
Current accounts	Current accounts / inhabitant[2]	0.7	0.9	(21.0)%
Life insurance	Technical reserves / GDP (%)[3]	26.1	46.6	(20.5)p.p.
Mortgages	Stock / GDP (%)	19.2	50.7	(31.5)p.p.
Consumer credit	Stock / GDP (%)	5.5	9.3	(3.8)p.p.
Credit cards	Cards / inhabitant	0.49	0.53	(8.2)%

Significant margin for growth deriving from a still existing gap with other European countries

Source: Central Banks, RBR Payment Cards in Europe, local category associations
Figures as of 2005 year-end - Figures may not add up exactly due to rounding differences
(1) Includes: France, Germany, United Kingdom, Spain, Belgium, Austria, the Netherlands, Luxembourg, Denmark, Sweden (Top 10 EU countries by banking assets excluding Italy)
(2) Only positive and negative balance current accounts (including post office current accounts)
(3) Does not include Corporate Pension Funds

INTESA SANPAOLO
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Business Plan “cruising speed” compatible with the growth rate over the last 12 months Operating income Sanpaolo IMI Banca Intesa (€ bn) +9.7% +10.9% Operating income 9,1 2006-2009 CAGR Operating income +7% Figures may not add up exactly due to rounding differences 10.5 9.6 2005 2006 9.1 8.2 2005 2006

Conservative macro-economic scenario Italy’s real GDP growth Eurozone’s real GDP growth Refi rates (ECB) 1.4% 2.0% 3.75% 1.8% 1.7% 2.3% 3.75% 1.8% Italian consumer price index growth 2009 2008 2007 1.7% 2.4% 3.75% 1.7% 2006-2009 CAGR Direct customer deposits(1) Loans(1) Mutual funds (stock)(1) Customer spread(2) 5.0% 6.1% 3.8% +31 bps (1) Year-end data (2) 2009 vs 2006 average balances data variation Economy Industry (Italy)

Revenue growth underpinned by positive operating trends

Net interest income +8.1% 2006-2009 CAGR

- Increase mainly driven by volume growth

	2006 vs 2005	2006-2009 CAGR
Group loans (average data)	11.1%	11.7%
Banca dei Territori	*11.0%*	*10.9%*
Corporate & Investment Banking	*9.6%*	*10.7%*
International Subsidiary Banks	*24.6%*	*18.8%*
Public Finance	*7.8%*	*14.8%*

- Mark-down already improved in 2007 due to previous increase of ECB rates
- Slight reduction in the mark-up

Net commissions +6.8% 2006-2009 CAGR

- Market share increase in asset management business
- Increase in credit card penetration
- Significant growth in insurance products linked to loan product offering
- Cross-selling expansion on all customer segments
- Growth in Trade and transactional services for Corporate and SME clients
- Securities services development

Other revenues and Income from insurance business +3.8% 2006-2009 CAGR

- 2006-2009 CAGR +6.9% net of capital gain from the disposal of IXIS stakes accounted for in 2006
- Income from insurance business 2006-2009 CAGR +7.1%

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Revenue growth also sustained by increase in commercial staff 9,1 Commercial staff headcount +5,400 Other contributions to revenue growth from marketing activities (~€800m expenses over the three years) the investments in technology and real estate (more than €3bn over the three years) the increased investment in training (more than 500,000 days per year) ~+14% ~ ~ 39,000 44,400 2006 2009

Maintaining a high level of asset quality (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter (2) Sofferenze 1,25 2009 2006 pro-forma management accounts(1) 0.4% 0.4% 0.8% 0.7% Net doubtful loans(2) / Loans Doubtful loan coverage Net loan adjustments / Loans 72% 74%

Agenda First phase of integration completed with total success 1 2007-2009 Business Plan envisages objectives for strong value creation 2 Significant benefits for all stakeholders 7 3 Sustainable growth in all areas of business 4 Costs and investments aimed at growth and efficiency 5 Optimisation of risks, shareholdings and real estate portfolio Further strategic options (not included in the Business Plan) 6

Banca dei Territori Eurizon Financial Group Corporate & Investment Banking International Subsidiary Banks Central Functions/ Other Total Figures may not add up exactly due to rounding differences Note: EVA® calculated excluding the amortisation of the cost for the merger and merger differences Income before tax from continuing operations Allocated capital = 6% RWA, allocated capital for Eurizon Financial Group = 6% RWA + 0.2% AuM + Insurance risk Income before tax from continuing operations/Allocated capital (4) Cost of excess capital vs 6% RWA, Group’s Finance, Central Function Costs and Other (€ m) 2009 Public Finance 13,353 3,256 391 2,311 1,839 1,487 22,636 (5,878) (915) (102) (1,205) (747) (661) (9,508) 44.0% 28.1% 26.0% 52.2% 40.6% 44.5% 42.0% 6,217 2,008 272 859 1,054 865 11,274 14,228 7,485 1,285 2,146 2,698 1,815 29,657 43.7% 26.8% 21.2% 40.0% 39.1% 47.6% 38.0% 237,138 124,752 21,419 35,642 3,727 30,251 452,929 2,871 673 41 382 498 (488)(4) 3,977 Operating income RWA Cost/Income Pre-tax ROE(3) Allocated capital(2) EVAâ Operating costs Income before tax(1) All Business Units will significantly contribute to achieve Group objectives

(€ bn) 2006 Operating Income(1) Banca dei Territori(2) Corporate & Investment Banking International Subsidiary Banks Central Functions/ Other 2009 Operating income 2009 vs 2006 Contribution to Operating income growth 7.3% 7.4% 13.7% 6.5% 7.0% Eurizon Financial Group (2.4)% (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter (2) Retail and Non-Profit, SMEs, Private 2006-2009 CAGR Public Finance 7.2% 22,6 Sustainable growth in all business areas 0.3 (0.1) 22.6 0.7 0.1 0.6 2.5 18.5

Tangible benefits for the clients from the merger Even higher quality of customer service thanks to a significant increase of commercial staff (up by 5,400, an increase of 14% with respect to 2006) Excellence in service thanks to relevant investments made possible by the size of the Group that will translate into easier to use procedures, quicker processes and better distribution channels (both physical and remote) Significant reduction of transactional costs due to a unique distribution network in Italy (“giro bank”) Complete renewal of Group product/service offering thanks to the integration of best practice in product development and marketing and to the improved access to third party products, following a logic of “only the best products” for the customers

Banca dei Territori Bancassurance Customers(1) ~10.3m customers ~ 5,600 branches Retail(2) (~10.2 million customers) SMEs(3) (~82,000 customers) (1) Data as of December 2006 (2) Includes Non-Profit (3) Companies with turnover between €2.5m and €150m (4) Individuals with personal wealth above €1m Distribution Product Companies Partnerships Private (~72,000 customers)(4) Consumer credit Industrial credit Leasing Pension funds Payment systems Fiduciary businesses

(€ m) Banca dei Territori Main targets 2006 pro-forma management accounts(1) 2009 Δ CAGR Operating income Operating costs Cost/Income Income before tax(2) Allocated capital(3) Pre-tax ROE(4) RWA EVA® 10,812 13,353 7.3% (6,027) (5,878) (0.8)% 55.7% 44.0% (11.7)p.p. 3,663 6,217 19.3% 10,458 14,228 10.8% 35.0% 43.7% 8.7p.p. 174,307 237,138 10.8% 1,496 2,871 24.3% Figures may not add up exactly due to rounding differences (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter (2) Income before tax from continuing operations (3) Allocated capital = 6% RWA (4) Income before tax from continuing operations/Allocated capital

Grow through excellence in the customer relationship Promote the role of the Bank as reference point in the economic system at local level while leveraging on the relationship with the production system, the local entities, the associations, and the Non-Profit organisations Promote the role of Bank of service innovation and excellence Assisting customers to make wise choices fit with their needs, providing innovative and good value products (e.g. guaranteed funds, investment management for the old age, advisory on investments) Providing households with the best in class financing solutions at competitive conditions, while extending the offering also to new social segments (e.g. retired people) Supporting the management of companies and their development in the innovation, internationalisation and dimensional growth phases Creating standards of excellence in both products and services for the Private segment, leveraging on a specialised Bank Favouring the development of social companies and of Non-Profit organisations more in general leveraging on a specialised Bank Banca dei Territori Strategic guidelines

Commercial Banking Investment Banking Structured Finance M&A Merchant Banking Capital Markets Factoring Corporate & Investment Banking Financial Institutions Financial Sponsors(3) ~23,000 customers Italian Corporates(1) International Corporates(2) Distribution Domestic network International network 28 Corporate branches 35 countries covered with branches in 14 locations and with representative offices in 25 locations 1 Italian desk 1 advisory company 5 Corporate Banks Customers Services and products (1) Companies legally based in Italy with turnover over €150m (2) Companies legally based abroad with turnover over €150m (3) Private Equity Funds

Corporate & Investment Banking Main targets (€ m) Operating income Operating costs Cost/Income Income before tax(2) Allocated capital(3) Pre-tax ROE(4) EVA® RWA 2,629 3,256 7.4% (912) (915) 0.1% 34.7% 28.1% (6.6)p.p. 1,571 2,008 8.5% 6,485 7,485 4.9% 24.2% 26.8% 2.6p.p. 108,085 124,752 4.9% 434 673 15.8% Figures may not add up exactly due to rounding differences (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter (2) Income before tax from continuing operations (3) Allocated capital = 6% RWA (4) Income before tax from continuing operations/allocated capital 2006 pro-forma management accounts(1) 2009 Δ CAGR

Corporate & Investment Banking Strategic guidelines Serving Corporate customers and Financial Institutions through an integrated approach to Corporate Banking, Investment Banking and Merchant Banking the consolidation of product excellence in Capital Markets, Securities and Transaction Services, Trade Services and Factoring Leadership in management of Italy’s Corporate Relationships Strengthening of Foreign Network to support Corporate Relationships Strong development of Financial Institutions and Transaction Services Leadership in Italy in Capital Markets Leadership in domestic Investment Banking and selective international development Enhancement of Merchant Banking businesses Development of factoring business and of Trade Services

By the 31st December 2007 the B.U. will be set up through the total spin-off of Banca OPI into three business units. The banking unit will be merged into Banca Intesa Infrastrutture e Sviluppo, the leasing unit into the Group’s leasing company and FIN.OPI(2) into the Parent Bank Public Finance Customers Products Medium/long term financing Project finance Commercial banking products/services (e.g. payments, treasury) Investment banking products/services (e.g. securitisation, issue of securities) Specialised factoring Financial advisory Central and Local Public Administration Public Entities General Contractors and Public Utilities Public and private health >2,000 customers ~€38 billion of financing(1) (1) Including loans and financing through securities (2) FIN.OPI is expected to evolve from a holding company to an investment management & advisory firm specialised in management of Closed Funds in the infrastructure and public utility sectors

(€ m) Operating income Operating costs Cost/Income Income before tax(2) Allocated capital(3) Pre-tax ROE (4) EVA® RWA Public Finance Main targets 318 391 7.2% (95) (102) 2.2% 30.1% 26.0% (4.1)p.p. 207 272 9.4% 979 1,285 9.5% 21.2% 21.2% - 16,312 21,419 9.5% 26 41 16.8% Figures may not add up exactly due to rounding differences (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter (2) Income before tax from continuing operations (3) Allocated Capital = 6% RWA (4) Income before tax from continuing operations/allocated capital 2006 pro-forma management accounts(1) 2009 Δ CAGR

Public Finance Strategic guidelines 3,3 Achieving excellence in the service to the extended public sector serving thoroughly the financial needs of all parties in the extended public sector, creating a unique competence centre in Italy launching initiatives dedicated to specific businesses (e.g. “Small Project Finance”) with specialised teams and a dedicated network maximising cross-selling towards high added value products (Derivatives and Investment Banking) Contributing to the development of the country financing key infrastructures, healthcare, research and projects of public utility Creating new opportunities for international growth, in particular for financing public works and infrastructures in strategic countries focusing on Europe and the Mediterranean Actively managing the public assets portfolio through portfolio intermediation and issues of Covered Bonds Reach excellence in servicing the extended public sector Contribute to the growth of the country Create new opportunities for growth

International Subsidiary Banks

Areas

- CEE Banks
- SEE Banks
- CIS(1) Banks
- South Mediterranean & Asia Banks

14 Banks in 10 countries
- ~7 million customers
- ~1,250 branches

Departments	Country	Bank
Central-Eastern European Banking Area	Slovakia	vub banka
	Slovenia	Banka Koper
	Hungary	CIB Bank; Inter-Európa Bank Rt.
Bank Areas South-Eastern European Banking Area	Albania	BIA; American Bank of Albania
	Bosnia	UPI Banka d.d.; LT Gospodarska Banka
	Croatia	Privredna Banka Zagreb
	Romania	Sanpaolo IMI Bank Romania
	Serbia	Banca Intesa (Banca Intesa Beograd); panonska banka ad
Commonwealth of Independent States Banking Area	Russia	КМБ БАНК
South Mediterranean & Asia European Banking Area	Egypt	BAL Bank of Alexandria

(1) CIS = Commonwealth of Independent States

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International Subsidiary Banks Main targets (€ m) Operating income Operating costs Income before tax(2) Allocated capital(3) RWA Figures may not add up exactly due to rounding differences (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter (2) Income before tax from continuing operations (3) Allocated capital = 6% RWA (4) Income before tax from continuing operations/Allocated capital Cost/Income Pre-tax ROE(4) EVA ® 1,571 2,311 13.7% (893) (1,205) 10.5% 56.9% 52.2% (4.7)p.p. 551 859 15.9% 1,385 2,146 15.7% 39.8% 40.0% 0.2p.p. 23,005 35,642 15.7% 238 382 17.1% 2006 pro-forma management accounts(1) 2009 D CAGR

International Subsidiary Banks Strategic guidelines Realise development plans for the subsidiary banks according to the different initial position leading banks in the consolidation phase (Hungary, Croatia, Slovakia, Serbia, Albania) banks with a significant presence in the development phase (Egypt, Slovenia, Bosnia) banks with limited presence and strong size growth objectives (Russia, Romania) Extend the most advanced mechanisms of direction, management and control to all Banks Realise Group revenue synergies leveraging on Centres of Excellence (leasing, credit cards, consumer credit, etc.) creating a unit for commercial product and process development to spread best practice measuring Customer Satisfaction in order to define improvement actions Realise cost synergies rationalising processes and structures in the subsidiaries banks being merged exploiting cost synergies in IT services at the Division and at the Group level Coordinate the International Subsidiary Banks Monitor and control the performance of the subsidiaries Implement the strategic guidelines of the Group

Customers Business areas Life Insurance Insurance policies Unit/index linked Individuals and Corporate pension funds Customers of the Group networks Non-captive customers (1) Including former Nextra (2) P&C Insurance products are sold also through the Bancoposta’s network Banca Fideuram ~ 900,000 customers P&C Insurance(2) Asset Management Eurizon Financial Group Financial Advisors €270bn Indirect customer funds(1)

Eurizon Financial Group Main targets (€ m) Operating income Operating costs Income before tax(2) Allocated capital(3) EVA® Figures may not add up exactly due to rounding differences (1) Data pro-forma consistent with the 2007-2009 Business Plan perimeter, including former Nextra (2) Income before tax from continuing operations (3) Allocated capital = 6% RWA + 0.2% AuM + Insurance risk (4) Income before tax from continuing operations/allocated capital Cost/Income Pre-tax ROE(4) RWA 1,522 1,839 6.5% (651) (747) 4.7% 42.8% 40.6% (2.2)p.p. 807 1,054 9.3% 2,106 2,698 8.6% 38.3% 39.1% 0.8p.p. 3,727 3,727 - 387 498 8.8% 2006 pro-forma management accounts(1) 2009 D CAGR

Eurizon Financial Group Strategic guidelines 0,31 Leveraging on the opportunities deriving from the trend toward the “open architecture” through strengthening the distribution capacity developing non-captive business Offering of competitive products and investment solutions for the pension and long-term investment market, with high levels of innovation and performance Leveraging on the significant scale to maximise cost synergies, optimise investments and align quality of services Growth, innovation and efficiency

Agenda First phase of integration completed with total success 1 2007-2009 Business Plan envisages objectives for strong value creation 2 Significant benefits for all stakeholders 7 3 Sustainable growth in all areas of business 4 Costs and investments aimed at growth and efficiency 5 Optimisation of risks, shareholdings and real estate portfolio Further strategic options (not included in the Business Plan) 6

Costs and investments aimed at growth and efficiency (1/2) 42% Cost/Income ratio target in 2009 Increase of €720m in costs due to development initiatives in the three years €3.4bn in investments for development in the three years 2007-2009 Cost synergies of €1,245m in 2009, €265m higher than estimated in the Merger Project, in addition to €402m of further reduction costs from initiatives already started in the two Banks €1.6bn non-recurring Integration charges, of which €0.9bn already accounted for in 2006 42% To reach levels of excellence in cost management while guaranteeing significant investment for growth

(€ m) Costs and investments aimed at growth and efficiency (2/2) Breakdown of the contribution to the 2009 vs 2006 variation in Operating costs 2006 Operating costs Automatic increases from the renewal of labour contract and inflation Growth-related costs(1) Cost synergies Other cost savings from initiatives already started in 2006 2009 Operating costs 9.508 CAGR -0.4% (1,245) (402) -1.7% in Italy Figures may not add up exactly due to rounding differences (1) Including €49m of higher depreciation 9,508 720 802 9,633

~300 new branches 320 new branches Total operating and growth-related costs (€ m) Strengthening the “front-line”(1) Italy Abroad Breakdown of the 2009 vs 2006 variation in growth-related costs Increase in growth-related costs Advertising and training Strengthening the “front-line”(1) 755 (1) Includes personnel (back office and other roles) re-trained for customer facing roles and new hires of commercial resources Advertising and training 720 30 53 105 67 295 170

€1.1bn a year in investments for growth

Macro projects	2007-2009 Capital budget (€m)	Description
Branches	655	Restructuring/refurbishing (~2,200 branches) New branch openings (~620 in the 3 year period) ICT in the branches
Business Information Systems	740	Ongoing development of business information systems ICT rationalisation
Direct channels, marketing and other	400	Innovative channels Marketing support system development Other development projects
Security/ BCM/ Disaster Recovery	350	Business Continuity Management/Disaster Recovery Physical and IT security
Resource development and efficiency projects	560	Corporate centre real estate rationalisation Implementation of organisational change Change management
Risk & Value Management	125	Advanced systems for operational/financial risks, Value Based Management and Planning and Control
Back-office systems and processes / Other	230	Finance area systems
Real estate development initiatives	300	New directional centre in Turin
2007-2009 Total	3,360	

INTESA SANPAOLO
46

€1.2bn cost synergies, ~€265m higher than estimated in the Merger Project

	Amount (€m)	% of Total	Key actions
IT	430 (Increase of ~€160m vs Merger Project)	35%	■ Unification of IT architecture ■ Rationalisation of software / hardware management and of info providers
Central Functions	140	11%	■ Structure integration and rationalisation
Administrative Expenses	340 (Increase of ~€30m)	27%	■ Economies of scale ■ Unification of procurement functions ■ Renegotiation of purchasing agreements
Back office/ Banking Network Support Structure	190 (Increase of ~€30m)	15%	■ Integration of back office at both central and local level ■ Alignment to best practice
Product Companies	130 (Increase of ~€40m)	10%	■ Integration of product companies (e.g. Leasint / Intesa Leasing)
International Network	15 (Increase of ~€5m)	1%	■ Economies of scale in overlapping CEE banking subsidiaries ■ Integration of international offices
2009 Total	1,245 (Increase of ~€265m)	100%	Personnel cost savings 07-09 equal to €425m, representing ~7.5% of combined Personnel costs in 2006, mainly from central functions and back office rationalisation

INTESA SANPAOLO
47

~€0.4bn of cost savings coming from initiatives already started in 2006

	Amount (€m)	% of Total	Key actions
Lean Banking Project	180	45%	■ Extending and accelerating the lean banking project begun in 2006 in the former Sanpaolo network (e.g. lean branch, automisation of branch and commercial back-offices)
Renegotiating of purchasing agreements and demand management	222	55%	■ Contract renegotiations already begun in 2006 in the two Banks in the purchasing and ICT areas ■ Strengthening of the role of demand management
2007-2009 Total	402	100%	

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48

% of Total Description Personnel Advertising IT Re-branding and Other 2007-2009 Total 69% 19% 100% 6% 5% €0.9bn for non-recurring Integration charges already accounted for in 2006 Costs related to expected redundancies Training and re-training costs Costs related to mobility New Group institutional advertising Commercial development initiatives Hardware / software Related costs (mobility, training, coaching etc.) Write offs Re-branding: from branches to stationery Legal and consultancy costs 1,550 100 300 80 1,070 of which ~€880m pre-tax already accounted for in 2006 Amount (€ m)

Agenda First phase of integration completed with total success 1 2007-2009 Business Plan envisages objectives for strong value creation 2 Significant benefits for all stakeholders 7 3 Sustainable growth in all areas of business 4 Costs and investments aimed at growth and efficiency 5 Optimisation of risks, shareholdings and real estate portfolio Further strategic options (not included in the Business Plan) 6

Optimising risk management Extension of risk adjusted pricing models to all business divisions and customer segments Optimisation of portfolio mix, through use of market instruments to actively manage exposure to single client positions, business sectors and geographical areas Extension to the whole Group of internal model for maturity hedging Extension to the whole Group of the internal model for market, issuer and counterparty risk Extension to the whole Group of the internal model Active management of insurance coverage Leveraging on best practice in Risk Management and on an organisational model based on integrated risk return management Credit risk Market risk Operational risk

Shareholdings portfolio Current book value of the shareholdings’ portfolio amounts to ~€10bn Sale of non strategic shareholdings for a total amount of ~€3-4bn Real estate portfolio Current real estate book value amounts to ~€6bn (of which ~€5bn in Italy) Rationalisation of spaces for ~400,000 sqm (~10%) Investment in the new directional centre in Turin, entirely financed through the disposal of assets for an amount of ~€300m Rationalising shareholdings and real estate portfolio

Agenda First phase of integration completed with total success 1 2007-2009 Business Plan envisages objectives for strong value creation 2 Significant benefits for all stakeholders 7 3 Sustainable growth in all areas of business 4 Costs and investments aimed at growth and efficiency 5 Optimisation of risks, shareholdings and real estate portfolio Further strategic options (not included in the Business Plan) 6

Strategic options not included in the Business Plan Acquisition of local Italian banks to complete the geographical footprint Selected acquisitions to strengthen the position of the Group in Central-Eastern Europe and in the Mediterranean basin Strengthening of specific product areas also abroad By the end of June we will update the market on the strategic options for Eurizon Financial Group (in order to be consistent with the Merger Project - for now - the Business Plan assumes the floatation of 30%) The net effect of acquisitions/divestments not included in the Business Plan will be consistent with 2009 Core Tier 1 target of 6.5%(1) Each strategic option will be evaluated from a value creation perspective All the capital in excess of 6.5% Core Tier 1(1) in 2009 will be returned to shareholders (1) Basel 1

Retail/Corporate and Italy/Abroad mix Retail/ Corporate Italy/ Abroad The Group will maintain the current business mix (RWA: ~65% Retail and ~35% Corporate) The Group will pursue a balanced international development (~20% of RWA out of Italy)

Agenda First phase of integration completed with total success 1 2007-2009 Business Plan envisages objectives for strong value creation 2 Significant benefits for all stakeholders 7 3 Sustainable growth in all areas of business 4 Costs and investments aimed at growth and efficiency 5 Optimisation of risks, shareholdings and real estate portfolio Further strategic options (not included in the Business Plan) 6

Significant benefits for all stakeholders 2007-2009 Business Plan (1) To be paid in 2007-2008-2009-2010 (2) Only from the taxes paid on its profits for the period IN THE COMING THREE YEARS More than €100bn new loans to the economy More than €18bn dividends(1) to the shareholders More than €18bn in salary and social security contributions More than €12bn purchases/investments More than €10bn taxes(2)

Closing remarks Intesa Sanpaolo is already today one of the leading banks in Europe 2006 results of both Banca Intesa and Sanpaolo IMI represent a solid starting point for the new Group The first phase of integration has been successfully completed The Group will create significant value in the coming years 2009 targets are in line with best in class benchmarks 2007-2009 Business Plan is based on sustainable growth in all business areas costs and investments aimed at growth and efficiency optimisation of risks, shareholdings and real estate portfolio Intesa Sanpaolo will leverage on further strategic options not included in the Business Plan The creation of Intesa Sanpaolo will generate significant benefits for all its stakeholders

Appendix

One of the leading Banking Groups in Europe Ranking Eurozone Source: 2006 Annual Reports. Sample including publicly traded European banking groups except for ING and Fortis (characterised by significant insurance business) (1) As of December 2005 (2) Pro-forma to include the effects of the transactions with Crédit Agricole Market capitalisation as at 13.04.2007 Loans to customers as at 31.12.2006 Ranking Eurozone 1 2 3 4 6 5 1 2 5 7 8 3 4 6 ABN Amro Soc. Générale HBOS Deutsche Bank C. Agricole SA HSBC UBS RBS SCH UniCredit BNP Paribas Intesa Sanpaolo Barclays Crédit Suisse BBVA 7 8 9 RBS HSBC HBOS Barclays 441.3 Lloyds TSB 280.4 BBVA 455.4 659.2 523.3 552.6 695.3 561.1 443.3 288.6 393.1 287.1 327.4 256.6 316.6 SCH C. Agricole ABN Amro UniCredit BNP Paribas Intesa Sanpaolo UBS Soc. Générale Commerzbank 9 (1) (2) ~18 million clients, of which ~11 million in Italy and ~7 million abroad 256,6 (€ bn) (€ bn) 64.3 62.3 59.2 55.2 50.1 156.2 95.6 93.6 86.3 75.8 75.6 75.0 71.4 65.8 65.3

Unique customer reach in Italy 23 280 20% 457 34 14% 91 17% 197 11% 119 17% 35 36% 628 24% 1,282 21% 709 21% 84 9% 176 19% 383 11% 121 5% 434 17% 29% 137 25% 122 18% 16% 182 16% 159 17% 5-10% 10-15% >20% 15-20% Source: Bank of Italy for market shares. Data as of 2006 year-end pro-forma to include the effects of the transactions with Crédit Agricole Rank. 1 1 1 1 1 Branch market share and ranking Largest domestic branch network branches: ~5,700 market share: 17.5% clients: ~11 million Best branch footprint in Italy market share >15% in 15 regions out of 20 Leveraging on historical local brands as well as on a strong national brand Scale effect in almost all activities 37% 24% 16% 23% 100% 21.2% 15.5% 13.1% 18.9% 17.5% North-West North-East Centre South & Islands Italy

High penetration of local markets in Italy, particularly in the wealthiest areas



Intesa Sanpaolo Market share
Number of Micro Markets ("Comuni")(1)
Italian Household Wealth
5,916
100%
> 20%
1,712
38
10 - 20%
559
< 10%
126
34
0%
3,519
8
20

- 78% of branches are located in micro markets where the Group has leadership
- In the areas where the Group has leadership, the market share is significantly higher than the next largest player (average Δ +12p.p.)
- In the micro markets where Intesa Sanpaolo is leader, the main competitors are typically local players

National leader with strong local reach

Source: Istat, Bank of Italy. Data as of 2006 year-end pro-forma to include the effects of the transactions with Crédit Agricole
(1) With at least one banking branch

INTESA SANPAOLO

62

Undisputed leadership in Italy in all main areas of business Product/Segment Market Share (%) Ranking (#) Note: Data as of 2006 year-end pro-forma to include the effects of the transactions with Crédit Agricole except for foreign trade settlements (June 2006). Market shares based on the following metrics: for asset management, mutual funds; for foreign trade settlements, total value of payments (goods); for bancassurance, new life premiums; for factoring, cumulated turnover (1) Mutual funds, including assets under management of former Nextra (2) Only loans of BIIS and Banca OPI vs next largest player Loans to customers 1 +16.0p.p. Factoring 1 +9.9p.p. Direct customer deposits 1 n.a. Asset management 1 +11.5p.p. Bancassurance 1 +9.1p.p. Foreign trade settlements 1 +10.1p.p. Public finance 1 +13.3p.p. 13,2 (1) (2) Source: 2006 Annual Reports, Bank of Italy, UIC, ANIA, Assifact, Assogestioni 20.4 20.4 25.5 27.0 31.6 24.3 24.6

Significant presence in Central-Eastern Europe, CIS[(1)] and Southern Mediterranean countries

- ~7 million clients
- ~1,250 branches


Russia
Slovakia
Hungary
Slovenia
Romania
Croatia
Serbia
Bosnia
Albania
Egypt

ALBANIA – Ranked 2nd
ABA - BIA

CROATIA – Ranked 2nd
PBZ

SERBIA - Ranked 2nd
BIB - Panonska

SLOVAKIA - Ranked 2nd
VUB

HUNGARY - Ranked 2nd
CIB - IEB

EGYPT - Ranked 4th
Bank of Alexandria

BOSNIA HERZEGOVINA
Ranked 5th - UPI - LTG

SLOVENIA - Ranked 7th
Banka Koper

ROMANIA - Ranked 22nd
Sanpaolo IMI Bank Romania

RUSSIA – SME Specialist
KMB

(1) CIS = Commonwealth of Independent States

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64

The 2006 results of the new Group represent a solid starting point for the 2007-2009 Business Plan


(€ m)
2006 aggregated Net income
5,290
Economic/accounting effects of the merger and transactions with Crédit Agricole
(1,234)
2006 pro-forma Net income
4,056
Non-recurring Integrations charges accounted for in 2006
562
2006 adjusted pro-forma Net income
4,618
Adjustments to align with 2007-2009 Business Plan perimeter
(188)
2006 pro-forma management accounts Net income
Starting point for the 2007-2009 Business Plan
4,430

- **AGGREGATED NET INCOME**
  Net income of the two Groups (Intesa and Sanpaolo IMI) prior to direct and indirect effects of the merger
- **PRO-FORMA NET INCOME**
  Net income of the two Groups including all merger effects: non-recurring Integration charges accounted for in 2006, accounting merger effects and the effects of the transactions with Crédit Agricole as if they had taken place as of 1st January 2006
- **ADJUSTED PRO-FORMA NET INCOME**
  Net income of the two Groups excluding non-recurring Integration charges accounted for in 2006 and including merger effects and the effects of the transactions with Crédit Agricole as if they had taken place as of 1st January 2006
- **PRO-FORMA MANAGEMENT ACCOUNTS NET INCOME**
  Net income of the two Groups excluding non-recurring Integration charges accounted for in 2006 and including not only the accounting merger effects and the effects of the transactions with Crédit Agricole as if they had taken place as from 1st January 2006 but also the adjustments to align with the 2007-2009 Business Plan perimeter

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65

The starting point of the 2007-2009 Business Plan takes into account the merger accounting effects and the new Group perimeter

(€ m)	Intesa Sanpaolo 2006 pro-forma adjusted(1)	Further Antitrust commitments in addition to the transactions with Crédit Agricole	Eurizon Financial Group, ABA, BIA, BoA, CR Forlì, Panonska Banka, and other(2)	Intesa Sanpaolo 2006 pro-forma management accounts(3)
Operating income	18,405	(317)	365	18,453
Operating costs	(9,673)	215	(175)	(9,633)
Cost/Income (%)	52.6%	(0.3)%	(0.1)%	52.2%
Income before tax	7,284	(86)	149	7,347
Net income	4,618	(54)	(134)	4,430
Core Tier 1 ratio(4)	8.0%(5)	0.3%	0.3%	8.6%
Tier 1 ratio(4)	8.8%(5)	0.3%	0.3%	9.4%
Total ratio(4)	11.9%(5)	0.3%	0.4%	12.6%
RWA	352,101	(2,826)		349,275

2007-2009 Business Plan starting point

- 2006 pro-forma management accounts figures take into account
  - Implementation of Antitrust commitments to dispose of 197 branches and of a business line for the production and management of life policies represented by 1,133 branches, as if these commitments had effect as from 1st January 2006
  - Inclusion as from 1st January 2006 of American Bank of Albania (ABA), Banca Italo Albanese (BIA), Bank of Alexandria (BoA), Cassa dei Risparmi di Forlì (CR Forlì) and Panonska Banka data
  - Assumption of floatation of 30% of Eurizon Financial Group, in line with the assumption made in the Merger Project (the decision will be taken in the coming three months)

(1) Data pro-forma excluding non-recurring Integration charges accounted for in 2006
(2) Other = Discontinued operations (Tax collection and Intesa Renting)
(3) Data pro-forma consistent with the 2007-2009 Business Plan perimeter
(4) Including non-recurring Integration charges accounted for in 2006
(5) Calculated on the assumption of an "ordinary dividend" of 22 euro cents to ordinary shares and of 23.1 euro cents to saving shares equal to that distributed by Banca Intesa for 2006

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Clear definition of responsibilities and managerial powers from the outset 3rd January 2007 Definition of Business Unit, Governance Area and Departmental responsibilities Definition of organisational structure and appointment of top management team 6 Business Unit managers 4 Governance Areas managers 32 Head Office Department managers 16-24th January 2007 Geographical definition of the Banca dei Territori areas 1st February 2007 Distribution of detailed mission statements for all levels within the organisational structure and appointment of the managers in charge Definition of the organisational structure in detail and appointment of managers ~110 third line managers ~370 fourth line managers 26 Area Managers appointed More than 100 Market Managers appointed 3rd April 2007 Definition of all operating powers Detailed definition of managerial powers for all Group activities

Banca dei Territori

Retail – Innovation of the service model and simplification of the operations

	Key actions
Strengthening distribution channels	■ 300 new branches ■ Strengthening direct channels ■ Reinforcing the commercial front-end with resources released by the integration and the lean operating processes
Simplifying banking operations	■ “Lean branch” project aimed at freeing up commercial time by moving part of transactional business from the branch to direct channels ■ Extension of the new ATM model to all the network ■ Simplification of procedures through the introduction of simplified processes and automatisation of low value added activities ■ Alignment of branch layout

Number of branches


5,050
+300
5,350
2006
2009

Number of commercial resources


~26,450
~+3,000
~29,450
2006
2009

Investments on branches


(€ m)
~550
2007-2009
Related to ~2,200 branches

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68

Banca dei Territori

Retail – Increase customer base and volumes

Key actions

Increase customer base

- Alignment to the best commercial practices on the territory
- Full adoption of tools for customer analysis and to prevent churn
- Diffusion of initiatives aimed at customer retention
- Launch of new products with strong "entry product" characteristics

Increase volumes

- Leveraging on the "Banca dei Territori" model to guarantee
  - client proximity
  - timely responses to customer needs
- Launch of new products according to the policy of "only the best product" for the customers

Number of clients



('000)
~10,200
~+600
~10,800
2006
2009

Loans[1] (average volumes)



(€ bn)
97
CAGR +12.1%
136
2006
2009

Total customer administered funds (average volumes)



(€ bn)
338
CAGR +6.1%
404
2006
2009

Figures may not add up exactly due to rounding differences

(1) Including consumer credit

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69

Banca dei Territori Retail – Increase customer penetration and cross-selling Transferring the best commercial experiences available in the two former Banks Extending the best products Enhancing the offering thanks to the launch of new products Key actions 100% Increase penetration Cross-selling increase through focus advertising campaigns product range increase Increase cross-selling Average customer penetration Cross-selling +26% 2006 2009 Mortgages Mutual funds Life bancassurance 15% 31% 14% 10% 16% 13% 2009 16% 27% 15% Worst bank Best bank 2006

Banca dei Territori
SMEs – Increase customer base and cross-selling

	Key actions
Consolidate current Share of Wallet	■ Reduction in the average size of customer portfolio (~200 customer relationship managers in addition, ~+10% vs 2006) ■ Adoption of differentiated commercial policies based on risk (Credit Portfolio Management model)
Increase customer base	■ Strengthening the network of "developers" ■ Developing dedicated commercial offerings
Develop cross-selling	■ Working capital optimization (Italian "giro bank") ■ Derivatives ■ Equity and "Alternative Capital Market"

Medium-long term SoW



20.2%
+0.2p.p.
20.4%
2006
2009

Loans(1) (average volumes)



(€ bn)
76
CAGR +9.6%
99
2006
2009

Number of customers



82,000
+3,000
85,000
2006
2009

Figures may not add up exactly due to rounding differences
(1) Including leasing, Mediocredito and CIS

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Banca dei Territori
Private – Integration and development

Key actions

- Integrating Sanpaolo IMI Private into Intesa Private Banking
- Strengthening the distribution network
- Developing a new offer and a differentiated service model by customer segments based on customers' needs and assets held
- Developing an international strategy through the subsidiaries Sanpaolo Luxembourg and Sanpaolo Bank Suisse
- Rationalising fiduciary businesses

Total customer administered funds (average volumes)



(€ bn)
60
CAGR
+7.5%
74
2006
2009

Number of Private Bankers



750
+300
1,050
2006
2009

AuM/ Total customer administered funds (average volumes)



52%
+4p.p.
56%
2006
2009

Figures may not add up exactly due to rounding differences

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72

Corporate & Investment Banking
Specialising in management of Corporate Relationships and Financial Institutions

Key actions

Corporate Relationships
- Strengthening coverage of corporate clients through increased specialisation (industry, risk)
- Leveraging on current customers' share of wallet from a cross-selling point of view

Financial Institutions
- Reinforcing the service model with coverage differentiated according to customer segments
- New product offering and development of business in Central-Eastern Europe

Transaction Services
- Rationalisation of Group activities
- Development of non-captive customers
- Evaluation of international partnerships



Corporate Loans
Share of Wallet
26.9%
+2.0 p.p.
28.9%
2006
2009



Corporate Relationships Loans
(average volumes)
(€ bn)
40.9
CAGR
+8.4%
52.1
2006
2009



Financial Institution Loans
(average volumes)
(€ bn)
6.5
CAGR
+6.9%
8.0
2006
2009

Figures may not add up exactly due to rounding differences

INTESA SANPAOLO
73

Corporate & Investment Banking
Developing Foreign Network, Factoring and Merchant Banking

Key actions

Foreign Network

- Removing overlaps
- Developing relationships with Multinational and Mid Corporate customers in strategic industries and countries
- Sustaining internationalisation of Italian companies through a dedicated unit based in Padua

Factoring

- Extending former Banca Intesa offering to former Sanpaolo IMI customers

Merchant Banking

- Reinforcing further Merchant Banking business
- Entering innovative financing business (i.e. mezzanine)

Factoring market share


24.3%
+1.4 p.p.
25.7%
2006
2009

Trade Finance – Loans (average volumes)


(€ bn)
1.4
CAGR +14.8%
2.1
2006
2009

Figures may not add up exactly due to rounding differences

INTESA SANPAOLO
74

Corporate & Investment Banking
Leadership in Capital Markets and Investment Banking

Key actions

Investment Banking

- Concentrating activities in the "new" Banca IMI
- Increasing Corporate customers penetration on M&A and Structured Finance
- Renovating current offering to Financial Institutions
- Creating "standardised" products for SME customers
- Increasing syndication and underwriting skills

Capital Markets

- Merging Banca Caboto-Banca IMI and rationalising operations/IT
- Retail/Private: best partner of Banca dei Territori in developing and managing the investment services offer
- SMEs: fine-tuning service model with a series of stock products with standardised sale processes
- Mid-Large Corporate and Public Administration: best advisor and developer of customised solutions on innovative services
- Institutional: develop activity of reseller to Italian and foreign banks leveraging on the service model developed with the branch networks of the Group and develop Italian and foreign Financial Institution client base

Capital Markets Penetration on target customers [1]


40%
+30p.p.
70%
2006
2009

Market positioning on Structured Finance products

Ranking as Mandated Lead Arranger

	2006	2009
Italy	1	1
EMEA	Top 30	Top 20

(1) Calculated on target customers of the Financial Institution and the Corporate Relationship segments

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75

Public Finance
Main development initiatives

Key actions

- **Achieving excellence in the service to the extended public sector**
  - serving thoroughly the financial needs of all parties in the extended public sector, creating a unique competence centre in Italy
  - launching initiatives dedicated to specific businesses (e.g. factoring for Public Administration, "Small Project Finance") with specialised teams and a dedicated network
  - maximising cross-selling towards high added value products (Derivatives and Investment Banking)
- **Contributing to the development of the country financing key infrastructures, healthcare, research and project of public utility**
- **Creating new opportunities for international growth, in particular for financing public works and infrastructures in strategic focusing on Eastern Europe and the Mediterranean**
- **Actively managing the public assets portfolio through portfolio intermediation and issues of Covered Bonds**

Financing Italy[1] (average volumes)


(€ bn)
34.3
CAGR
+4.7%
39.3
2006
2009

Foreign Financing[1] (average volumes)


(€ bn)
2.1
CAGR
+75.4%
11.2
2006
2009

Project Finance Financing[1] (average volumes)


(€ bn)
1.4
CAGR
+32.5%
3.3
2006
2009

Figures may not add up exactly due to rounding differences
(1) Including loans and financing through securities

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International Subsidiary Banks High growth potential in the markets where the Group is present Bosnia Serbia Croatia Romania SEE Slovenia Slovakia Russia Egypt CEE CIS South Med. Albania First 10 European Countries for total banking assets(1) GDP 2006-2009 CAGR (%) Total banking assets/GDP (%) Loans/GDP (%) Hungary 5.4 5.3 5.5 6.0 3.1 5.8 3.7 5.4 6.4 2.1 4.2 104 45 132 340 45 58 91 96 114 75 46 149 68 45 25 21 15 45 38 56 26 53 Significant margins for sustainable growth to be aligned with the main European countries Source: CEE Banking Sector Report - September 2006 RZB Group, Economist Intelligence Unit, McKinsey EFIC Profitability, Global Insight -WMM (1) Germany, United Kingdom, France, Italy, Spain, the Netherlands, Belgium, Luxembourg, Austria, Denmark 67 56 25 26 51 40 56 54 18 97 128 4,085 5,219 3,993 6,354 17,989 3,234 4,719 2,794 4,877 26,059 2,186 Deposits/GDP (%) Inhabitants/ Branch 26.059

International Subsidiary Banks

Leading banks in the consolidation phase (Hungary, Croatia, Slovakia, Serbia, Albania)

Consolidate the leading positions already reached aiming at excellence

Key actions

- **Optimising territorial coverage**
- **Innovating the product range and service models, leveraging on best practice within the Division and the Group, as well as introducing new products/ services directed to specific customer segments**
- **Increasing profitability, aligning the Banks to the Group's benchmarks**



Cost/Income
54.1%
-4.4p.p.
49.7%
2006
2009
Loans (average volumes)
(€ bn)
13.0
CAGR +16.8%
21.2
2006
2009
Direct customer deposits (average volumes)
(€ bn)
15.3
CAGR +14.0%
22.6
2006
2009

Figures may not add up exactly due to rounding differences

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52.8% 67.8% 2006 2009 Number of branches Cost/Income 83 -15p.p. CAGR +15.2% (€ bn) Loans (average volumes) 16,0% International Subsidiary Banks Banks with significant presence in the development phase (Egypt, Slovenia, Bosnia) Developing and optimising the distribution networks Increasing existing customer penetration through cross-selling initiatives Developing new customer segments not covered Reinforcing control mechanisms of both performance and risks Improving efficiency levels 4.3 2.8 2006 2009 Key actions Strengthen the presence with the aim of reaching an even more relevant position within the countries Figures may not add up exactly due to rounding differences 354 271 2006 2009

International Subsidiary Banks

Banks with limited presence and strong size growth objectives (Russia and Romania)

Key actions

Extend the presence significantly

- **Implement development plans in selected areas to improve country positioning, leveraging on the experience and the expertise of other Banks of the Group**
- **Align governance and organisational mechanisms to Group standards**


Number of branches
90
126
216
2006
2009


Loans (average volumes)
(€ bn)
0.6
CAGR +61.0%
2.5
2006
2009


Direct customer deposits (average volumes)
(€ bn)
0.4
CAGR +47.6%
1.3
2006
2009

Figures may not add up exactly due to rounding differences

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Eurizon Financial Group
Action plan

	Key actions
Eurizon Capital	■ Integrating former Nextra ■ Seizing the opportunities of the open architecture with non-captive customers ■ Strengthening the positioning in the institutional segment
EurizonVita and Eurizon Tutela	■ Creating a network of pension specialists and a new offer of tailored competitive products with a strong focus on retirement accumulation phase ■ Gradual shift of bancassurance offering towards products with higher insurance elements (additional coverage and P&C offering)
Banca Fideuram	■ Consolidating the leadership in the Affluent segment ❑ boost up of recruiting ❑ focus on distinctive service ❑ enhancement of product offering (e.g. management of retirement decumulation phase)

Asset management(1) (average volumes)



(€ bn)
213.6
CAGR +3.1%
234.0
2006
2009

Policy portfolio EurizonVita



(€ bn)
41.7
CAGR +3.1%
45.6
2006
2009

Financial advisors (number)



4,216
300
4,516
2006
2009

Figures may not add up exactly due to rounding differences
(1) Before infra-group items

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81

Analysis and support tools for active risk and capital management

Description

- **Customer segmentation based on risk profile, value generation and Group Share of Wallet ("Value Model")**
- **Credit portfolio analysis based on rating classes (risk profile and value generation)**
- **Analysis of credit portfolio concentration according to exposure to**
  - single counterparts
  - geographical areas
  - business sectors
- **Application of statistical models to estimate**
  - effective maturity of balance sheet assets and liabilities
  - effective sensitivity of short term assets/liabilities to interest rates
- **Application of asset allocation models to proprietary portfolio**

Examples

Value Model


EVA*
EVA*
EVA*
Negative Positive
Negative Positive
% average BU share of wallet
High
Low
3
1
4
2
7
5
8
6
9
10
Low risk
Medium risk
High risk

Expected loss for rating classes


AAA
A
BBB
BB
B
CCC

Distribution maturities Direct customer deposits


Contractual model
Statistical model
x%
y%
x
y
x
y
x
y
x
y
ON<x<1
1<x<3
3<x<5
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INTESA SANPAOLO

82

Significant benefits for all stakeholders

Shareholders	■ Average annual EPS growth of ~15% ■ Average annual "ordinary" DPS growth of ~17% ■ Distribution of at least ~€18bn in dividends to be paid in 2007-2008-2009-2010 ■ Return to shareholders of at least 52% in the three years(1) ■ Modern model of governance rules ensuring fair representation for all shareholders and effective management
Customers	■ A truly "local" bank and at the same time "national" and "international", with an unrivalled distribution footprint ■ Enhancing the product and service offering also as a result of significant investments in technology and innovation ■ Even more competitive pricing for clients in some products thanks to the benefits of scale and efficiency
Employees	■ Opportunities for professional growth for all employees ■ Leverage on competences and performance (individuals and teams merit) ■ Transparent rules and disclosure of strategies to promote a strong and cohesive corporate culture ■ Creation of an industry leader, able to attract and retain talent
Society and Environment	■ An important growth engine for the countries where the Group operates, particularly in Italy, supporting infrastructure development and the main business projects of Italian companies, domestically as well as internationally ■ Attention to the specific needs of all segments of the population and of civil society and promotion of financial integration (i.e. immigrants, young people, Third Sector, etc.) ■ Strong commitment to the protection of the environment and to the sustainable development of local communities

(1) 2009 vs 2006 shareholders' equity increase (including retained Net income) plus dividends to be paid in 2007 (extraordinary component only), 2008, 2009 and 2010 / 2006 shareholder's equity excluding ordinary dividends

INTESA SANPAOLO

83

Systems to evaluate positions, performance and relevant potential driven by transparency and based on fairness Improvement of competences and professional profiles Building on distinctive competences of different professional groups Strong investment in professional requalification and training Leverage on merit of both individuals and teams Incentive schemes coherent with best practice parameters of the market and linked to the achievement of Group value creation objectives rules of behaviour transparent and universally respected Key actions Our employees will remain the most important key to success of Intesa Sanpaolo (1/2) The employees’ unique strengths represent the most important key for successfully competing The investment in initiatives to develop and empower employees of all roles and levels is one of the key factors in leveraging Group performance

Key actions Our employees will remain the most important key to success of Intesa Sanpaolo (2/2) Career and development opportunities for employees with greatest potential, also exploiting the Group international presence Strengthening the role of key figures in client facing positions (such as Branch Managers and Area Managers) Relationship with unions based on mutual respect and trust, compliance and observance to rules, principles and agreed upon guidelines included in the current preliminary drafts and contracts in force, with the shared purpose, in accompanying integration processes, of preventing and overcoming potential causes of disagreement Investment in technology and real estate to improve working conditions and to simplify the Bank’s working procedures Strengthening attention to internal communications with continuous, transparent and relevant information also through systematic opportunities for discussion and confrontation The employees’ unique strengths represent the most important key for successfully competing The investment in initiatives to develop and empower employees of all roles and levels is one of the key factors in leveraging Group performance

The Group will contribute to the sustainable growth of the economies and communities where it operates Attention to the environment, energy saving, protection and development of territories as well as of the artistic and cultural heritage Support to the growth and internationalisation of companies Supporting ethical financial initiatives towards local communities through a specialised bank Developing products and services that favour access to credit for the weaker segments of society Sustaining research and scientific education together with the university and education systems Supporting the modernisation of the country through public sector and infrastructure finance Country growth will be supported by sustaining local economies with particular attention paid to optimising the environment Key actions